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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9 )*
                                             --



                              Guilford Mills, Inc.
                        ----------------------------------
                                (Name of Issuer)

                          Common Stock, $0.02 par value
                        ----------------------------------
                         (Title of Class of Securities)

                                   401794 10 2
                        ----------------------------------
                                 (CUSIP Number)
                                Melvin R. Colvin
                            Executive Vice President
                            Security Management Corp.
                               6917 Collins Avenue
                           Miami Beach, Florida 33141
                  (305)866-7272
------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 August 10, 1999
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
----------------------------                 ----------------------------------
CUSIP NO.  401794 10 2                       PAGE     2     OF    4        PAGES
----------------------------                 -----------------------------------

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
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           VICTOR POSNER - ###-##-####

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (a) / /
                                                                                            (b) / /
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3       SEC USE ONLY

-------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

           PF
-------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)   / /

-------------------------------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S. Citizen
-------------------------------------------------------------------------------------------------------
              NUMBER OF              7         SOLE VOTING POWER
               SHARES
            BENEFICIALLY                          0
                                     ------------------------------------------
              OWNED BY               8         SHARED VOTING POWER
                EACH
              REPORTING                           0
                                     ------------------------------------------
               PERSON
                WITH                 9         SOLE DISPOSITIVE POWER

                                                  0
                                     ------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                                  0
-------------------------------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0
-------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                    / /

-------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0
-------------------------------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*

             IN
-------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                                          Page  3  of  4   Pages

ITEM 1.  SECURITY AND THE ISSUER
--------------------------------

         This Amendment No. 9 to Schedule 13D is filed by Victor Posner, an individual, to reflect information required pursuant to Rule 13D-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, relating to the shares of common stock, par value $0.02 per share (the "Guilford Common Stock") of Guilford Mills, Inc. (the "Company" or "Guilford"), with its principal offices at 4925 West Market Street, Greensboro, NC 27407. Except as otherwise defined herein, all terms are used herein as defined in said Rules and Regulations.

Item 2 of the Schedule 13D is hereby amended as follows:

ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

         This Schedule 13D is filed by Victor Posner, an individual. Exhibit 1 contains the following information pertaining to Victor Posner:

         A.       Name.

         B.       Residence or business address.

         C. Present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted.

         D. During the last five (5) years, Victor Posner has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

         E. During the last five (5) years, Victor Posner was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities

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                                                               Page 4 of 4 Pages

subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 5 of the Schedule 13D is hereby amended as follows:

 ITEM 5.INTEREST IN SECURITIES OR THE ISSUER.

         (a) As previously disclosed by Guilford, as of August 10, 1999 no shares of Guilford Common Stock are beneficially owned by Victor Posner.

         (b)      Not Applicable.

         (c) As previously disclosed by Guilford, on August 10, 1999 Guilford repurchased 3,071,712 shares of the Company's Common Stock from Victor Posner in a privately negotiated transaction at $9.50 per share for a total of $29,181,264.00.

         (d)      Not applicable

         (e) On August10, 1999 Victor Posner ceased to be the beneficial owner of more than five percent of Guilford Common Stock.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          December 10, 1999
                                                       -----------------------


                                                          /s/ VICTOR POSNER
                                                       -----------------------
                                                       VICTOR POSNER